Via Facsimile and U.S. Mail
Mail Stop 4720

September 29, 2009

Harold E. Riley
Chairman and Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas 78752

Re: Citizens, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed March 13, 2009
       Schedule 14A Filed April 20, 2009
       File No. 000-16509

Dear Mr. Riley:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief